UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)

Nestbuilder.com Corp.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

64104C 104
(CUSIP Number)

Alex Aliksanyan c/o Nestbuilder.com Corp. 201 W. Passaic Street, Suite 301 Rochelle Park, NJ (201) 845-7001
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 4, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	64104C 104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas M. Grbelja
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 432,030 (See Item 5)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 432,030 (See Item 5)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 432,030 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.92%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1. Security and Issuer

This Schedule 13D relates to shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Nestbuilder.com Corp. (the “Issuer”). The principal executive office of the Issuer is 201 W. Passaic Street, Suite 301, Rochelle Park, NJ 07662.

Item 2. Identity and Background

(a)	This Schedule 13D is filed on behalf of Thomas M. Grbelja (the “Reporting Person”), Chief Financial Officer of the Issuer.

(b)	The business address of the Reporting Person is 201 W. Passaic Street, Suite 301, Rochelle Park, NJ 07662.

(c)	The principal employment of the Reporting Person is CPA at Burke Grbelja& Symeonides, LLC located at 201 W. Passaic Street, Suite 301, Rochelle Park, NJ 07662.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of violation of any such laws.

(f)	USA

Item 3. Source and Amount of Funds or Other Considerations

The Issuer granted the Common Stock to the Reporting Person in consideration of services to be rendered by the Reporting Person to the Issuer.

Item 4. Purpose of Transaction

As an executive officer and director of the Issuer, the Reporting Person is routinely involved in the management of and establishing of policy for the Issuer. The Reporting Person participates with the Issuer’s board of directors in the consideration of and taking of action on significant corporate events involving the Issuer. However, the shares of common stock held by the Reporting Person are held for investment purposes only. The Reporting Person currently has no plans or proposals relating to or that would result in any of the events or consequences referred to in paragraphs (a) through (j) inclusive of this Item 4 of the Securities and Exchange Commission’s Schedule 13D (Rule 240.13d-101). Although the Reporting Person currently has no specific plans to acquire additional shares, the Reporting Person may do so in the future, including acquisitions through the exercise of warrants. Among other considerations, the timing and amount of additional purchases will be subject to market conditions, the price at which common stock can be purchased, and the Reporting Person’s personal finances.

Item 5. Interest in Securities of the Issuer

(a)	The 432,030 shares of Common Stock reported in this Schedule 13D represent 9.92% of the Issuer’s outstanding Common Stock (based on 4,356,009 shares of Common Stock outstanding as of February 14, 2022). The shares are held as follows:

Shares	Form of Ownership

432,030(1)(2)(3)(4)	Held by the Reporting Person directly

(1) Includes 275,000 shares of restricted Common Stock issued to the Reporting Person on February 4, 2022 pursuant to a Restricted Stock Award Agreement. The restricted Common Stock vests over eight equal quarterly installments, subject to accelerated vesting under certain circumstances.

(2) Includes 150,020 shares of Common Stock issued to the Reporting Person on February 7, 2022 pursuant to the conversion of a 10% senior convertible promissory note at a conversion price of $0.07 per share. Does not include 50,000 shares of Common Stock underlying a Common Stock Purchase Warrant, subject to a 9.99% beneficial ownership limitation, with an exercise price of $0.02 per share, issued to the Reporting Person on December 15, 2020 in connection with the Reporting Person’s purchase of the foregoing 10% senior convertible promissory note.

(3) Does not include 1,975,000 shares of Common Stock underlying a Common Stock Purchase Warrant issued to the Reporting Person on February 4, 2022. The Common Stock Purchase Warrant is exercisable by the Reporting Person, to the extent vested, for a period of five years from the date of issuance, into shares of common stock of the Issuer, subject to a 9.99% beneficial ownership limitation, at an exercise price of $0.0925 per share or by a cashless exercise according to the formula set forth in the warrant. One-fourth of the underlying shares vest one year from the issue date, and, thereafter, one-twelfth of the remaining underlying shares vest on a monthly basis, subject to accelerated vesting under certain circumstances.

(4) Does not include 230,000 shares of Common Stock underlying a Common Stock Purchase Warrant dated August 20, 2019, subject to a 9.99% beneficial ownership limitation, with an exercise price of $0.20 per share.

(b)	The Reporting Person has sole power to vote and sole power to dispose of the 432,030 shares held directly by the Reporting Person.

(c)	On February 7, 2022, the Reporting Person converted a 10% senior convertible promissory note with total principal and accrued but unpaid interest of $10,501.35, at a conversion price of $0.07 per share, into 150,020 shares of Common Stock.

(d)	Not Applicable.

(e)	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings, plans, or proposals to which the Reporting Person is a party that have to do with the Issuer or its securities, other than warrant agreements entered into by the Issuer and the Reporting Person.

Item 7. Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2022
Dated

/s/ Thomas M. Grbelja
Signature

Thomas M. Grbelja
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).